Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stock Yards Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333-128809 and 33-96742 on Form S-8  and No. 33-96744 on Form S-3 of Stock Yards Bancorp, Inc. of our reports dated March 6, 2015, with respect to the consolidated balance sheets of the Stock Yards Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Stock Yards Bancorp, Inc.

(signed) KPMG LLP

Louisville, Kentucky

March 6, 2015